Filed by Visa Inc.

Pursuant to Rule 425 under Securities Act of 1933

Subject Company: Visa Inc.

(Commission File No. 333-143966)

June 22, 2007

Visa USA Member Communication Visa Restructuring Update and Member Approval Process

Dear Visa Member:

Today, with the filing of Visa Inc.’s registration statement on Form S-4 with the United States Securities and Exchange Commission (SEC), we are taking a significant step regarding Visa’s proposed restructuring.

This step represents important progress in our effort to restructure the organization and achieve our vision of creating a single, global company that will position Visa to serve our financial institution customers better, drive growth and compete more effectively across our regions.

The filing, which initiates a formal SEC review process, follows the execution of the global restructuring agreement by Visa International and Visa’s six operating regions: Visa USA, Visa Europe, Visa Canada and Visa International’s unincorporated regions – Visa Asia Pacific, Visa Latin America and Caribbean and Visa Central and Eastern Europe, Middle East and Africa.

The participating members of the boards of directors of each region and Visa International unanimously approved the global restructuring agreement, which contemplates a series of transactions through which Visa International, Visa USA, Visa Canada and Inovant will become subsidiaries of Visa Inc., a single, global company. We believe that the proposed restructuring will enable the company to maintain existing competitive advantages; facilitate business growth and pursue a common, global approach where appropriate; and preserve Visa’s strong local market relationships, expertise and execution.

The registration statement describes how Visa proposes to restructure the organization and provides details about the terms of Visa Inc.’s future relationship with Visa Europe as a licensee. Under this proposed structure, Visa Europe will remain a separate entity focused on meeting the unique needs of its customers in the European market. At the same time, the Visa enterprise expects to work seamlessly, enhancing interoperability, reliability and security for Visa members, customers, cardholders and merchants around the world.

Once the SEC has completed its review and declared the Form S-4 effective, Visa will undertake a global process to seek member approval of the restructuring, in accordance with Visa International and regional bylaws and applicable securities laws. At that time, voting members will receive a definitive proxy statement-prospectus that forms a part of the final effective Form S-4. The proxy statement-prospectus will serve as our primary tool for explaining the details of the proposed restructuring. Voting members will then be asked to review the proxy statement-prospectus carefully and approve the restructuring agreement proposed within it. Upon completion of the process, and pending regulatory review and member approval, we intend to complete our proposed restructuring.

It is important to note that the initial Form S-4 filed today is subject to change based on review and comments from the SEC.

We envision that potential changes to the initial Form S-4 will occur over the next several months, and we recognize that you will be eager for more detailed information. As appropriate, and in adherence with applicable laws and regulations, we will provide you with periodic updates on our progress.

We ask for your understanding that securities law restricts Visa’s communications regarding the restructuring during this review period. For your reference, we have attached a copy of the press release that was distributed today.

As Visa embarks on the next chapter in our history, we remain committed to nurturing our longstanding relationships with you, our financial institution partners.

Sincerely,

Joseph W. Saunders	John P. Coghlan	John G. Stumpf
Chairman and	President and	Chairman
Chief Executive Officer	Chief Executive Officer	Visa USA Board of
Visa Inc.	Visa USA	Directors

This communication is being made in respect of the proposed restructuring. In connection with the proposed restructuring, Visa has filed and will be filing documents regarding the proposed transaction with the SEC, including a registration statement on Form S-4 containing a proxy statement-prospectus. We urge members to read the registration statement, the definitive proxy statement-prospectus regarding the proposed restructuring and any other relevant documents carefully and in their entirety when they become available because they will contain important information about the proposed restructuring. The definitive proxy statement-prospectus will be mailed to voting members of Visa International, Visa USA and Visa Canada. You may obtain copies of any of these documents filed with the SEC that contain information about the proposed restructuring free of charge at the Web site maintained by the SEC at www.sec.gov or from Visa Inc., Investor Relations, at P.O. Box 8999, San Francisco, California 94128-8999.

Notice: This information is CONFIDENTIAL and may only be used for the operation of Visa programs. It may not be duplicated, published, or disclosed without prior written permission from Visa. If you received this in error, please contact Communication Services at (650) 432-7064.